510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: August 2, 2018

To: All Canadian Securities Regulatory Authorities

Subject: C21 INVESTMENTS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	August 27, 2018
Record Date for Voting (if applicable) :	August 27, 2018
Beneficial Ownership Determination Date :	August 27, 2018
Meeting Date :	October 03, 2018
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	12675Q101	CA12675Q1019

Sincerely,

Computershare
Agent for C21 INVESTMENTS INC.